Exhibit 99.3

Yimutian Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: YMT)

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Form of Proxy for Annual General Meeting

to be held on August 31, 2026

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of Yimutian Inc. (the “Company”) of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00001 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, The People’s Republic of China on August 31, 2026 at 10 a.m. (Beijing time), for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 10, 2026 (New York Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the AGM. Each Class A Ordinary Share is entitled to one vote and each Class B ordinary share is entitled to twenty (20) votes. The quorum of the AGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in the holder’s discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209, Cayman Islands, with a copy delivered to its executive offices at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s executive offices (to the attention of: Mr. Min Liu) at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

Yimutian Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: YMT)

––––––––––––

Form of Proxy for Annual General Meeting

to Be Held on August 31, 2026

(or any adjournment(s) or postponement(s) thereof)

I/We, ________________________ of ____________________________, being the registered holder of ______________________ ordinary shares 1, par value US$0.00001 per share, of Yimutian Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or ________________________ of ____________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at 6/F, Building B-6, Block A, Zhongguancun Dongsheng Technology Campus, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, People’s Republic of China on August 31, 2026 at 10 a.m. (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

[1]	Please insert the number and class (i.e., Class A or Class B) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	AS A SPECIAL RESOLUTION, THAT the number of votes that each Class B ordinary share, par value US$0.00001 each, shall entitle the holder thereof on all matters subject to vote at general meetings of the Company from twenty (20) to one thousand (1,000).
2.	AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be varied

FROM: US$200,000 divided into 20,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 16,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 800,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 3,200,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles.

TO: US$2,000,000 divided into 200,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 160,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 8,000,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 32,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles by the creation of additional authorized but unissued (a) 144,000,000,000 Class A Ordinary Shares; (b) 7,200,000,000 Class B Ordinary Shares and (c) 28,800,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with the Articles.
3.	AS A SPECIAL RESOLUTION, THAT the Company’s Thirteenth Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourteenth Amended and Restated Memorandum and Articles of Association, substantially in the form attached hereto as Exhibit A (the “Amended and Restated M&AA”).

Dated	Signature(s)

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

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